ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 17, 2018

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant” or the “Trust”)

File Nos. 811-22747

Dear Mr. Gregory,

This letter responds to oral comments provided on July 20, 2018 by you on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form N-1A filed on June 13, 2018 by ALPS Series Trust pursuant to Form 485(a) (the “Post-Effective Amendment”). The filing relates to the offering of the American Independence Global Tactical Allocation Fund and American Independence Kansas Tax-Exempt Bond Fund, each a series of the Registrant (each, a “New Fund” and collectively, the “New Funds”).

Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Post-Effective Amendment.

The Registrant acknowledges that comments specifically made by the Staff with respect to one fund may also apply to the other fund, and that comments made with reference to a particular page may also apply elsewhere in the Post-Effective Amendment.

Prospectus

Global Tactical Fund

Fee Table

1.	Staff Comment: The Staff notes that each of the funds will have the phrase “American Independence” in their names after a proposed reorganization detailed in the related Form N-14 filing is complete, while “American Independence” will remain in the name of the American Independence Funds Trust (the “Existing Trust”). Please discuss whether this could cause any potential investor confusion and if so, please discuss how such potential investor confusion will be addressed. For example, please consider whether the reference to “identically named” on page 2 in footnote 2 to the Fee Table is helpful to shareholders.

Registrant’s Response: The Registrant believes that the anticipated use of the phrase “American Independence” by the Existing Trust and by the New Funds after the completion of the Reorganization would not create investor confusion because (1) the Existing Trust will have only one remaining series (“Remaining Series”), which invests primarily in Treasury Inflation Protected Securities and, therefore, is an entirely different strategy from each New Fund; (2) the information required in Form N-1A and other filings and reports to be made in the future by the Registrant with respect to the New Funds will reflect the name of the Registrant in the manner and to the extent required under applicable laws, rules, and form instructions; and (3) the current trust and the Registrant will make their separate filings under the EDGAR system, and the information in that system will demarcate which funds are associated with which trust.

In addition, Registrant has been advised by the current adviser to the Remaining Series that the Remaining Series will either (i) be merged with and into a series of The Advisors Inner Circle Fund III that will be advised by the Remaining Series’ sub-adviser, or (ii) be liquidated no later than October 31, 2018.

Registrant believes that the use of the phrase “identically named” is helpful to shareholders because it clearly identifies that the New Funds and their respective predecessor funds have the same fund name.

Portfolio Turnover

2.	Staff Comment: On page 3, if the Global Tactical Allocation Fund expects its portfolio turnover rate to be over 100%, provide disclosure indicating the Fund may engage in active and frequent trading and provide appropriate risk disclosure. See Form N-1A, Item 9(b), Instruction 7.

Registrant’s Response: Comment complied with. Disclosure will be added that the Fund “may engage in active and frequent trading” and the following Risk Factor will be added:

“High Portfolio Turnover Rate Risk. The Fund may have a relatively high turnover rate compared to many mutual funds. A high portfolio turnover rate (100% or more) has the potential to result in increased brokerage transaction costs which may lower the Fund’s returns. Furthermore, a high portfolio turnover rate may result in the realization by the Fund, and distribution to shareholders, of a greater amount of short-term capital gains than if the Fund had a low portfolio turnover rate. Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal income tax laws. This could result in a higher tax liability and may lower an investor’s after-tax return.”

Principal Investment Strategies of the Fund

3.	Staff Comment: On page 3, please provide the rationale for disclosure stating that “by having a portfolio with different asset classes with differing correlations” the result “is expected to be lower than all underlying asset classes...” Also, clarify the time period to which this sentence refers.

Registrant’s Response: The paragraph containing this sentence will be deleted and replaced with the following:

“The Fund seeks long-term capital appreciation while providing lower than average risk by diversifying the portfolio across several different asset classes which have low, or negative, correlations to one another. By having a portfolio of global equity and fixed income, we expect the volatility of this balanced portfolio approach to be less volatile over time than a 100% global equity portfolio. Also, the use of cash as a tactical asset class during times of high market volatility is intended to further help reduce the risk of the portfolio.”

4.	Staff Comment: On page 3, please clarify the types of ETFs in which the Fund will invest (e.g. index actively managed or leveraged) and revise accordingly.

Registrant’s Response: The following sentence will be added as a new second sentence: “The Fund will not invest in levered, inverse, or active ETFs.”

5.	Staff Comment: On page 3, please explain the allocation process in plain English. The Staff notes the use of technical terms such as “macro” and “top-down approach focusing on quantitative research and data…”

Registrant’s Response: The following sentence will be added at the end of the paragraph to clarify the meaning of these terms: “The investment process for the Fund is based on mathematical formulas that use data points, such as asset prices, to determine the weights for each asset held by the Fund.”

6.	Staff Comment: On page 3, in paragraph 4:

a.	Please clarify that the Fund will invest in equity and fixed income indirectly through ETFs and ETNs.

b.	Please clarify the maximum allocations of the portfolio to equity or fixed income.

c.	Please disclose the expected average maturity or duration of the fixed income portion of the portfolio, if known.

Registrant’s Response:

a.	The relevant paragraph will be revised as follows:

“Under normal market conditions, the Fund intends to invest at least 80% (and generally as close to 100% as practical) of the Fund’s net assets, plus borrowings for investment purposes, in equities and fixed income securities indirectly through ETFs and ETNs, listed on U.S. exchanges, representing both developed and emerging market countries, including ETFs and ETNs holding fixed income securities having varying maturities and credit qualities including high yield securities (commonly known as junk bonds).

b.	A new paragraph will be added as follows:

“Under normal market conditions, the Fund expects to be exposed approximately 60% to global equity markets and approximately 40% to global fixed income markets. The maximum allocation to global equities is 90% and the maximum allocation to fixed income markets is 60%.”

c.	These new sentences will be added at the end of the paragraph described in b., above, as follows:

“The Fund has no targets or limitations on the duration or maturity of the fixed income portion of the portfolio. Duration and maturity decisions about the fixed income portion of the portfolio will be made by the advisers to the underlying ETFs and ETNs. The Fund expects these securities to experience durations of approximately 5-7 years, although these ranges may vary from time-to-time.”

7.	Staff Comment: On page 3, paragraph 5, please disclose other types of registered investment companies (RICs) in which the Funds will invest. If investments in other RICs is not a principal investment strategy, move disclosure elsewhere in the Prospectus or move to the SAI.

Registrant’s Response: The sentence will be revised as follows:

“Although the Fund invests primarily in ETFs and ETNs, it may also invest in shares of other types of registered investment companies, including money market funds, and global fixed income funds.” The current intention is for RICS to be a principal investment strategy of the Fund.

Principal Risks of the Fund

8.	Staff Comment: On page 4, certain risk factors indicate that the Fund will invest directly in securities such as asset backed or mortgage backed, however, other risk factors indicate that the risk is in underlying funds such as MLP risk, please clarify in principal disclosure those securities in which the Fund will invest directly revise the principal risk section to indicate that the Fund is subject to risks based on investment in underlying funds.

Registrant’s Response: Comment complied with. The risk factor relating to asset-backed and mortgage-backed securities will be removed. The other risk factors will be clarified to indicate which risks are direct risks and which are indirect risks to the Fund.

9.	Staff Comment: On page 4, with respect to “Asset-Backed and Mortgage-Backed Securities Risk,” please address the special risks of asset backed securities as the disclosure appears to focus on mortgage backed securities.

Registrant’s Response: As noted in Response 8, above, the risk factor relating to asset-backed and mortgage-backed securities will be removed.

10.	Staff Comment: On page 5, given the Fund’s strategy of investing principally in ETFs, please include additional risk disclosure.

Registrant’s Response: The following will be added at the end of the risk factor entitled “ETF Risks”:

“An active trading market for ETF shares may not develop or be maintained. Particularly in times of market stress, the following factors could lead to variances between the market price and the underlying value of ETF shares:

When spreads widen or premium discounts become larger than usual, investors may pay significantly more or receive significantly less than the underlying value of ETF shares when they buy or sell in the secondary market.

Market makers or authorized participants may step away from their respective roles in making a market in shares of ETFs.

Where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day.”

11.	Staff Comment: On page 6, please include counterparty risk under ETN risk.

Registrant’s Response: The risk factor entitled “Credit Risk” will be revised as follows:

“Credit Risk. Credit risk is the risk that the issuer of a debt security, including ETNs, will fail to repay principal and interest on the security when due. Credit risk is affected by the issuer’s credit status, and is generally higher for non-investment grade securities.”

Performance Information

12.	Staff Comment: On page 9, please delete references to “(the predecessor fund)” as performance now reflects the risks of the Fund because the Fund has assumed the performance history of the predecessor fund.

Registrant’s Response: Comment complied with.

13.	Staff Comment: On page 9, provide the date of the reorganization and confirm to the Staff that this prospectus will not be used until after the reorganization and that no sales of shares will be occur under the prospectus until after the reorganization. Note that this prospectus may not be incorporated by reference into the Form N-14 since it will not reflect the Fund’s performance until after the reorganization.

Registrant’s Response: The reorganization date, September 21, 2018, will be added. The Registrant confirms to the Staff that the prospectus will not be used until after the reorganization and that no sales of shares under the prospectus will occur until after the reorganization. The prospectus was incorporated by reference into the Form N-14.

14.	Staff Comment: On page 9, because the Fund’s fiscal year is not the calendar year, please include a footnote to the bar chart showing year-to-date return of the Fund as of the end of the most recent calendar quarter.

Registrant’s Response: Comment complied with.

Kansas Tax-Exempt Bond Fund

Principal Investment Strategies of the Fund

15.	Staff Comment: On page 13, under the section entitled “Main types of securities in which the Fund may invest,” please disclose whether the Fund will continue to hold securities of issuers whose credit rating is downgraded below investment grade after time of purchase.

Registrant’s Response: The following paragraph will be added:

“The Fund will invest primarily in general obligation and revenue bonds. If any security held by the Fund falls below investment grade, the Fund will put the security on its credit watch list and will generally sell the security within 90 days of such credit downgrade. The Fund does intend to principally invest in any particular sector of the municipal bond market.”

16.	Staff Comment: On page 13, please disclose the types of municipal bonds in which the Fund will principally invest such as general obligation, revenue, or private activity bonds. If the Fund will invest in private activity bonds, please include a related risk factor. Description of such securities may appear in Item 4 or Item 9, depending on whether they are principal or non-principal investments of the Fund.

Registrant’s Response: Please see first sentence of Response 15, above.

17.	Staff Comment: On page 13, please disclose whether the Fund will principally invest in any particular sector of the municipal bond markets such as health care, housing, education or utilities. If so, please include related risk factors. The staff notes that the most recent Form N-CSRS for the predecessor Fund filed July 6, 2018 indicated that approximately 31% of its assets was invested in education-related municipal bonds.

Registrant’s Response: Please see last sentence of Response 15, above.

18.	Staff Comment: On page 13, please disclose the Fund’s buy and sell strategy.

Registrant’s Response: The following paragraphs will be added:

“The Fund’s buy discipline is determined by the investment mandate, as well as metrics including; duration, rating, coupon, and sector/industry. After an approved universe of bonds is identified, the portfolio managers/analysts identify specific bond issues. Each credit is analyzed to determine its credit-worthiness and risk profile prior to a buy decision.

The Fund’s sell discipline takes into consideration bonds that fall in credit quality or that are viewed as having downward pricing risk. Bonds in industries that are perceived to be undergoing significant changes may result in a deteriorating financial condition. The sell discipline is also designed to alter the complexion of portfolios as portfolio managers strategically decide to change duration, credit quality, cash flows, etc.”

19.	Staff Comment: With respect to page 13, please consider disclosing (in Item 4 or 9) a list of the U.S. territories and possessions in which the Fund will invest, including the expected percentage of the Fund’s net assets to be invested in such securities.

Registrant’s Response: The following paragraphs will be added:

“The Fund will invest almost exclusively in Kansas-based securities, and may also invest in obligations of the United States government and its agencies and instrumentalities. The Fund does intend to invest in securities issued by territories or possessions of the United States.”

20.	Staff Comment: On page 14, if forward commitments are to be a principal risk of the Fund, please describe forward commitments in the principal investment strategy section.

Registrant’s Response: The risk factor entitled “Forward Commitment Risk” has been deleted.

Principal Risks of the Fund

21.	Staff Comment: Please verify that the principal risks of the Fund relate to corresponding principal investment strategies of the Fund.

Registrant’s Response: Based on the revisions described in this response letter, comment complied with.

22.	Staff Comment: On page 15, please either describe forward commitments in principal strategy section or revise or move the risk factor as described in comment 20, above.

Registrant’s Response: The risk factor entitled “Forward Commitment Risk” has been deleted.

23.	Staff Comment: On page 15, please tailor the “Liquidity Risk” risk factor to the securities in the Fund portfolio to which it refers.

Registrant’s Response: Comment complied with. The Liquidity Risk has been revised as follows:

Global Tactical Allocation Fund

“Liquidity Risk. A Fund may invest to a great degree in securities or instruments, including ETFs and ETNs, that trade in lower volumes and may make investments that are less liquid than other more widely held investments. In addition, the Fund could invest in securities that may become less liquid in response to market developments or adverse investor perceptions. Investments that trade in lower volumes may be more difficult to value. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities.”

Kansas Tax-Exempt Bond Fund

“Liquidity Risk. The Fund may invest in securities or instruments that trade in lower volumes and may make investments that are less liquid than other more widely held investments. In addition, the Fund may invest in securities that could become less liquid in response to market developments or adverse investor perceptions. Investments that trade in lower volumes may be more difficult to value. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities.”

All Funds

24.	Staff Comment: On page 20, regarding the section entitled “CFTC Regulatory Consideration,” the disclosure indicates that the Funds may purchase and sell derivative instruments, in particular commodity interests through RICs. If this will be a principal investment strategy for either Fund, include appropriate strategy and risk disclosure in Items 4 and 9. Otherwise, please consider moving disclosure elsewhere in the prospectus or to the SAI.

Registrant’s Response: The disclosure entitled “CFTC Regulatory Consideration” has been deleted.

25.	Staff Comment: On page 20, in connection with the last sentence of the paragraph speaking to the Kansas Tax-Exempt Bond Fund, please update the information to the most recent date practicable.

Registrant’s Response: Comment complied with.

26.	Staff Comment: On page 30, the table indicates that the contractual expense limitation agreement is in place until January 31, 2021, but also indicates through the rest of the document that the contractual expense limitation is in effect until January 31, 2020.

Registrant’s Response: The reference to January 31, 2020 has been revised to January 31, 2021.

27.	Staff Comment: On page 33, please delete the reference to the “Small Cap Fund.”

Registrant’s Response: Comment complied with.

28.	Staff Comment: On page 34, under the Class A Sales Charge heading, please describe, if applicable, the methods used to value accounts to determine whether a shareholder has met sales load breakpoints, including circumstances in which the classes of individuals to whom each method applies, such as historical cost net amount invested and offering price. See Form N-1A, Item 12 (a)(iii).

Registrant’s Response: The Registrant believes that the disclosure provides the relevant information. In particular, information under the Class A Shares Sales Charge Reductions heading of the Prospectus identifies that the total value of Class A Shares of the Funds currently owned will be used to calculate breakpoints, and further identifies the types of accounts that can be used to reach breakpoints.

29.	Staff Comment: On page 35, please describe any information or records such as account statements that may be necessary for a shareholder to provide the Fund or financial intermediary to verify eligibility for breakpoint reduction. If applicable, please disclose the information indicated in Instructions 4(i)(A)-(C) as well as instruction 4(ii) to Item 12.

Registrant’s Response: The following will be added:

“In order to obtain a reduced sales charge, it may be necessary at the time of purchase for an investor to inform the Funds, the Distributor, or his/her broker-dealer of the existence of other accounts or purchases which are eligible to be aggregated in order to obtain a reduced sales charge. An investor may be required to provide the Funds, the Distributor, or the investor’s broker-dealer certain information to verify his/her eligibility for a reduced sales charge. This information may include, to the extent applicable, the following: (i) information or records regarding shares of the Funds eligible to be aggregated that are in all accounts held at the Funds by the investor; (ii) information or records regarding shares of the Funds eligible to be aggregated that are in accounts held at broker-dealers by the investor; and (iii) information or records regarding shares of the Funds eligible to be aggregated that are in accounts held at the Funds or at any broker-dealers by related parties of the investor, such as members of the same family or certain qualified groups.”

30.	Staff Comment: On page 35, under the bullet point entitled “Rights of Accumulation,” please clarify the list of types of accounts that may be aggregated for purposes of determining eligibility for sales load breakpoints such as retirement accounts or accounts held at other financial intermediaries and the type of Fund holdings such as Funds held within the ALPS fund complex.

Registrant’s Response: The bullet point will be revised as follows:

“Rights of Accumulation (“ROA”) allow you to combine the amount you are investing and the total value of Class A shares of any applicable Funds already owned (excluding Class A shares acquired at NAV) and described below to reach breakpoint levels and to qualify for sales load discounts on subsequent purchases of Class A shares.”

31.	Staff Comment: On page 36, under the heading entitled “Contact your selling agent for further information,” please disclose whether the Funds make available, free of charge, on or through the Funds’ website at a specified address the information required by Item 12(a)(i) through 12(a)(iv) and Item 23(a) including whether website includes hyperlinks that facilitate access to the information. If the Funds do not make such information available in this manner, disclose reasons why it does not do so. See Form N-1A, Item 12(b)(v).

Registrant’s Response: Additional information regarding the Fund’s sales load is not provided on the Fund’s website because all relevant information is provided in this prospectus.

32.	Staff Comment: On page 39, please state what constitutes actual receipt of purchase or redemption orders by the Fund.

Registrant’s Response: The following sentence will be inserted:

“The Funds will process orders upon receipt in good order by the Funds’ transfer agent.”

33.	Staff Comment: On page 39, please confirm that the Fund will typically pay redemption proceeds to redeeming shareholders within 1 or 2 business days for all methods of payment such as check or ACH. If not, please disclose the number of days or estimated range of days that the Fund expects it will take to pay out redemption proceeds for each method of payments used.

Registrant’s Response: The following will replace the first two sentences of the paragraph regarding redemption proceeds:

“Redemption proceeds typically will be sent by the requested method of payment (i.e. check, ACH, or wire) within one to two business days but may take up to seven days. However, if you recently purchased your shares by check, your redemption proceeds will not be sent to you until your original check clears, which may take up to 10 days.”

34.	Staff Comment: On page 39, please explain why a Fund would provide a shareholder with short option positions as a part of redemption in kind proceeds rather than closing out such positions prior to payment.

Registrant’s Response: Depending on the particular facts and circumstances, although each Fund acknowledges that a short option position would typically be closed out prior to a redemption in kind payment, each Fund reserves the right to include a short option position as part of redemption in kind proceeds.

35.	Staff Comment: On page 39, please indicate that the securities redeemed in kind will be subject to market risk until sold.

Registrant’s Response: Comment complied with.

36.	Staff Comment: On page 42, pursuant to Instruction ii of Item 11(a), please disclose that because the Global Tactical Fund has securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Registrant’s Response: Comment complied with.

37.	Staff Comment: On page 45, please remove the brackets around the word “generally.”

Registrant’s Response: Comment complied with.

SAI

General

38.	Staff Comment: Please update the disclosure throughout to reflect those dates specified in Items 17-20 with respect to the use of calendar or fiscal years.

Registrant’s Response: Comment complied with.

Additional Investment Activities and Risks

39.	Staff Comment: Please correct any inconsistencies in the table and related disclosure in the prospectus.

Registrant’s Response: Comment complied with.

40.	Staff Comment: On page 15, please clarify the meaning of the phrase “investments in municipal bonds are limited to bonds which are rated at the time of purchase “A” or better by a NRSRO.” The Staff notes that the investment strategy of the Kansas Tax-Exempt Bond Fund permits it to invest in investment grade municipal bonds of lower credit quality.

Registrant’s Response: The applicable sentence will be revised as follows:

“Investments in municipal bonds are limited to bonds which are rated investment grade or better by a NRSRO.”

41.	Staff Comment: On page 25, the Staff has taken the position that the Fund and its Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when the Fund is determining its own concentration policy. Include narrative disclosure indicating that the Funds will consider the investments of these underlying investment companies when determining compliance with their own concentration policies.

Registrant’s Response: The following will be added:

“The following interpretation applies to, but is not part of, this fundamental restriction for Tactical Allocation. Investment companies are not considered an industry for purposes of this restriction. The Fund may invest in ETFs that may concentrate their assets in one or more industries. The Fund will consider the concentration of such ETFs in determining compliance with this fundamental restriction.”

*  *  *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP